Exhibit 21.1

LIST OF SUBSIDIARIES

Subsidiary	Ownership Percentage	Jurisdiction of Incorporation or Organization
Recro Gainesville LLC	100%	Massachusetts
Recro Gainesville Development LLC	100%	Delaware
Recro Enterprises, Inc.	100%	Delaware
Recro Ireland Limited	100%	Ireland